Report of
Independent Registered
Public Accounting Firm

The Board of Directors of
Dreyfus Funds, Inc.:
We have examined management's
assertion, included in the
accompanying Management
Statement Regarding Compliance
With Certain Provisions of the
Investment Company Act of 1940,
that Dreyfus Funds, Inc. (the
"Company"), which is comprised of
Dreyfus Mid-Cap Growth Fund (the
"Fund"), complied with the
requirements of subsections (b) and
(c) of Rule 17f-2 under the
Investment Company Act of 1940 as
of April 30, 2013, and from
December 31, 2012 through April 30,
2013, with respect to securities
reflected in the investment accounts
of the Fund. Management is
responsible for the Fund's
compliance with those
requirements.  Our responsibility is to
express an opinion on management's
assertion about the Fund's
compliance based on our
examination.

Our examination was conducted in
accordance with the standards of the
Public Company Accounting
Oversight Board (United States)
and, accordingly, included
examining, on a test basis, evidence
about the Fund's compliance with
those requirements and performing
such other procedures as we
considered necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of  April 30, 2013 and
with respect to agreement of security
purchases and sales, for the period
from December 31, 2012 (the date of
our last examination), through April
30, 2013:
1.	Examination of The Bank of
New York Mellon's (the
"Custodian") security
position reconciliations for all
securities held by sub
custodians and in book entry
form;
2.	Confirmation of all securities
hypothecated, pledged or
placed in escrow with
brokers;
3.	Count and inspection of all
securities located in the vault
of the Custodian in New
York City;
4.	Reconciliation between the
Fund's accounting records
and the Custodian's records
as of April 30, 2013;
5.	Agreement of pending
purchase activity for the
Fund as of April 30, 2013 to
documentation of
corresponding subsequent
bank statements;
6.	Agreement of pending sale
activity for the Fund as of
April 30, 2013 to
documentation of
corresponding subsequent
bank statements;
7.	Agreement of five purchases
and five sales from the period
December 31, 2012 (the date
of our last examination)
through April 30, 2013 from
the books and records of the
Company to the bank
statements noting that they
had been accurately recorded
and subsequently settled;
8.	Review of the BNY Mellon
Asset Servicing Report on
Controls Placed in Operation
and Tests of Operating
Effectiveness ("SOC 1
Report") for the period April
1, 2012 to March 31, 2013
and noted no relevant
findings were reported in the
areas of Asset Custody and
Control.
9.	We inquired of the Custodian
who confirmed that all
control policies and
procedures detailed in
Section III Control
Objectives, Controls and
Tests of Operating
Effectiveness of the SOC 1
Report, have remained in
operation and functioned
adequately from April 1,
2013 through April 30, 2013.
In addition, we have
obtained written
representations from the
Custodian confirming the
above.
We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Fund's compliance with specified
requirements.
In our opinion, management's
assertion that the Fund complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as
of April 30, 2013, and from
December 31, 2012 through April 30,
2013, with respect to securities
reflected in the investment accounts
of the Fund is fairly stated, in all
material respects.
This report is intended solely for the
information and use of management
and the Board of Directors of
Dreyfus Funds, Inc. and the
Securities and Exchange Commission
and is not intended to be and should
not be used by anyone other than
these specified parties.

/s/ KPMG LLP
New York, New York
July 29, 2013
July 29, 2013


Management Statement Regarding
Compliance With
Certain Provisions of the
Investment Company Act of 1940

Management of Dreyfus Mid-Cap
Growth Fund, a series of Dreyfus
Funds, Inc. (the "Fund"), is
responsible for complying with the
requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of
Investments by Registered
Management Investment
Companies," of the Investment
Company Act of 1940.  Management
is also responsible for establishing
and maintaining effective internal
controls over compliance with those
requirements. Management has
performed an evaluation of the
Fund's compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 as of April 30, 2013
and from December 31, 2012
through April 30, 2013.
Based on the evaluation,
Management asserts that the Fund
was in compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment
Company Act of 1940 as of April 30,
2013 and from December 31, 2012
through April 30, 2013 with respect
to securities reflected in the
investment accounts of the Fund.

Dreyfus Funds, Inc.


Jim Windels
Treasurer

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